Exhibit 99.1

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390



2022
INTERIM REPORT

CONTENT

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Yuan Zhou (周源)
Mr. Dahai Li (李大海)
Mr. Wei Sun (孫偉)

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉)
Mr. Dingjia Chen (陳定佳)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen

JOINT COMPANY SECRETARIES

Mr. Peng Qi (祁鵬)
Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Wei Sun (孫偉)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

A5 Xueyuan Road
Haidian District
Beijing 100083
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law
Clifford Chance
27th Floor, Jardine House
One Connaught Place
Hong Kong

As to U.S. law
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

China Minsheng Bank, Beijing Wanliu branch
2/F, Building No. 2, Courtyard No. 6
Wanliu Zhong Road
Haidian District
Beijing
China

Ping An Bank, Beijing Dongzhimen branch
A-C, 6/F, Dongfang Yinzuo Office Building
48 Dongzhimenwai Street
Dongcheng District
Beijing
China

Citic Bank, Beijing Dongdaqiao branch
18 Gongti East Road
Chaoyang District
Beijing
China

STOCK CODE

HKEX: 2390
NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

KEY HIGHLIGHTS

| | For the Six Months Ended June 30, | | |
| | 2022 (Unaudited) | 2021 (Unaudited) | Change (%) |
	(RMB in thousands, except percentages)		
Total revenues	1,579,243	1,116,638	41.4%
Gross profit	735,145	649,224	13.2%
Loss from operations	(1,108,844)	(692,999)	60.0%
Net loss	(1,101,304)	(645,777)	70.5%
Non-GAAP financial measure:			
Adjusted net loss	(811,200)	(393,905)	105.9%

| | For the Six Months Ended June 30, | | |
| | 2022 | 2021 | Change (%) |
	(in millions)		
Average monthly active users (MAUs)[1]	103.7	89.7	15.7%
Average monthly paying members[2]	7.7	4.4	75.8%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as it helps the Company's management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following table sets forth the unaudited reconciliation of adjusted net loss for the periods indicated to net loss, the nearest measure prepared in accordance with U.S. GAAP.

	For the Six Months Ended June 30,	
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net loss	**(1,101,304)**	(645,777)
Add:		
Shared-based compensation expenses	**286,504**	251,872
Amortization of intangible assets resulting from business acquisition	**4,800**	–
Tax effects on non-GAAP adjustments	**(1,200)**	–
Adjusted net loss	**(811,200)**	(393,905)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

We delivered solid financial and operating results in the first half of 2022 despite the recent COVID-19 situation and macroeconomic condition. Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. With the "Community Ecosystem Comes First" strategy, we continued to cultivate the creation of fulfilling content, enhance the experience of our users and content creators, upgrade our technical infrastructure, and further enhance community culture. As we continued to iterate our infrastructure and algorithm, we further enhanced our capability of understanding of our users, allowing us to address their needs more accurately. At the same time, our refined content creation utilities and operations as well as our strengthened content creator support helped further encourage content creation. All the above effectively contributed to boost the sustained vitality and prosperity of our community ecosystem. We had an average MAUs of 103.7 million in the first half of 2022, and our 59.1 million cumulative content creators contributed 461.9 million Q&As covering over 1,000 verticals as of June 30, 2022.

Our content-centric business model continued to demonstrate its significant growth potential in the first half of 2022, with total revenues increasing by 41.4% year-over-year to RMB1.6 billion. In particular, our content-commerce solutions services recorded sequential increases in both the number of end-customers and average spending per content-commerce solutions customer in the second quarter of 2022, promptly benefiting from a recovering level of demand towards the end of the first half of 2022. Paid membership growth momentum remained strong with an increase in revenue of 75.1% in the first half of 2022 on a year-over-year basis, and vocational training further increased its contribution to our total revenues. The multiple growth engines in our business model position us well for strong, resilient, and sustainable growth. In addition, through prudent cost control, we effectively improved our operational efficiency and bottom-line performance.

Zhihu Content

We believe that the quality of Zhihu content is vital to our business. We have been further deepening our comprehension of the content ecosystem by revealing the intrinsic value of the Zhihu content through what we refer to as the "fulfillness" approach. This deepened comprehension is continually iterated through input from our operations and technology teams. We leverage a technology-driven approach to optimize the operation of such content and follow up to re-assess such content. We will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning to further develop our "fulfillness" approach.

We continued to launch, from time to time, various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content, including seeking to diversify our content formats, such as thoughts, video and live-streaming, to fit into multi-scenario needs of our users. These content formats have become increasingly popular among our users and effectively accommodate their evolving tastes and demands. In addition, we diligently expand premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes the growth of our subscribing members and strengthens our brand image.

BUSINESS REVIEW AND OUTLOOK

Zhihu Users

Our content continued to enable us to expand our diverse and highly engaged user base, while maintaining high user engagement and loyalty. We continued to follow a systematic approach in regard to our user growth management. In particular, we seamlessly integrate our growth management strategies with all aspects of our operations, including our brand building efforts. Our product, content, community culture, technology, and sales and marketing teams collaborate closely with our growth management team to align and execute our user growth strategies and ensure optimized user acquisition.

We strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. We also combine our user growth efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio. Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China.

We are delighted to see encouraging performance across a range of user growth metrics, including our users base and user engagement. Our average MAUs increased by 15.7% from 89.7 million in the first half of 2021 to 103.7 million in the first half of 2022. Average monthly viewers grew by 18.0% from 485.9 million in the first half of 2021 to 573.5 million in the in the first half of 2022. Our users are highly engaged, as our 100.0 million average mobile MAUs in the first half of 2022 generated 416.9 million average monthly engagements within our vibrant community during the same period. Our users are young and diversified. As of June 30, 2022, 73.8% of our average MAUs were under 30, and female users accounted for 47.0% of our MAUs in June 2022. Furthermore, we see a robust and rising user growth in lower-tier cities – in June 2022, 44.0% of our MAUs are in tier 1 or new tier 1 cities and 56.0% are in tier 2 cities or other cities in China (city tiers are based on a study published by China Business Network, a finance media company, in 2021).

Content Creators

The Zhihu brand has inspired our users to contribute and become content creators. Our users and content creators function in a complementary manner in our content ecosystem, sharing their collective intelligence to create a marketplace of answers. We strive to continually empower them to generate content and encourage content diversity. Our efforts in discovering, developing, and supporting content creators help realize and enhance the potential of each content creator regardless of one's background or field of specialty, allowing us to continually convert more users into content creators.

BUSINESS REVIEW AND OUTLOOK

We continued to support the different needs of content creators at different stages. In addition, we continued to provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially from their creative works through various channels. For example, we launched Haiyan Plan 4.0, a refined content creator support scheme, in May 2022, which provides our content creators with an array of functional tools, better traffic support, and streamlined access to diversified monetization channels. As of June 30, 2022, Zhihu had 59.1 million cumulative content creators, who had contributed 461.9 million Q&As covering over 1,000 verticals.

Monetization

The ever-growing Zhihu content provides us with an avenue for monetization. Our content-centric monetization channels currently include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce related services. We continued to improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to users and more diverse advertising products, expanding our premium content library for paid membership services, and providing merchants and brands with better content-centric marketing solutions and higher marketing effectiveness. For a detailed discussion of our results, see "Management Discussion and Analysis."

DUAL-PRIMARY LISTING IN HONG KONG

On April 22, 2022, we successfully listed our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code "2390".

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the Latest Practicable Date.

BUSINESS OUTLOOK

Looking ahead to the second half of 2022, we will continue to enhance our content offerings and empower our content creators, further expand and retain our user base through our fulfilling content, strong brand, and superior user experience, and innovate service offerings within our ecosystem and unlock more consumption scenarios that catalyze sustainable long-term development. We will continue to execute our cost control measures in a disciplined manner to further enhance our operating efficiency and drive the healthy and sustainable growth of our business for the long run.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues:		
Advertising	**454,914**	462,002
Paid membership	**492,838**	281,444
Content-commerce solutions	**467,241**	328,276
Vocational training	**85,671**	9,635
Others	**78,579**	35,281
Total revenues	**1,579,243**	1,116,638
Cost of revenues	**(844,098)**	(467,414)
Gross profit	**735,145**	649,224
Selling and marketing expenses	**(1,038,960)**	(789,862)
Research and development expenses	**(390,107)**	(226,922)
General and administrative expenses	**(414,922)**	(325,439)
Total operating expenses	**(1,843,989)**	(1,342,223)
Loss from operations	**(1,108,844)**	(692,999)
Other income/(expenses):		
Investment income	**41,320**	21,453
Interest income	**19,835**	11,578
Fair value change of financial instruments	**(92,744)**	10,610
Exchange gains	**44,971**	4,765
Others, net	**2,931**	933
Loss before income tax expense	**(1,092,531)**	(643,660)
Income tax expense	**(8,773)**	(2,117)
Net loss	**(1,101,304)**	(645,777)
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Net loss attributable to Zhihu Inc.'s shareholders	**(1,101,304)**	(816,362)

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Other comprehensive income/(loss)		
Foreign currency translation adjustments	**160,977**	(102,156)
Total other comprehensive income/(loss)	**160,977**	(102,156)
Total comprehensive loss	**(940,327)**	(747,933)
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(940,327)**	(918,518)

REVENUES

Our total revenues were RMB1.6 billion for the six months ended June 30, 2022, representing a growth of 41.4% from RMB1.1 billion in the same period of 2021. The increase was primarily driven by the expansion of our user base and increase of our average revenue per MAU. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30			
	2022		2021	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Revenues				
Advertising	**454,914**	**28.8**	462,002	41.4
Paid membership	**492,838**	**31.2**	281,444	25.2
Content-commerce solutions	**467,241**	**29.6**	328,276	29.4
Vocational training[1]	**85,671**	**5.4**	9,635	0.9
Others[1]	**78,579**	**5.0**	35,281	3.1
Total	**1,579,243**	**100.0**	1,116,638	100.0

Note:

(1)   As we commenced to report revenue from vocational training business separately, revenue from vocational training and others for the six months ended June 30, 2021 have been retrospectively re-classified for purposes of presenting in this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Advertising revenue was RMB454.9 million for the six months ended June 30, 2022, compared with RMB462.0 million in the same period of 2021. The decrease primarily reflected the headwinds faced by the general online advertising industry in China due to, among other things, the general economic conditions and the COVID-19 pandemic situation in the first half of 2022. We are continuing to improve the effectiveness of online advertising based on more accurate distribution to appropriate users and more diverse advertising products.

Paid membership revenue was RMB492.8 million for the six months ended June 30, 2022, representing a growth of 75.1% from RMB281.4 million in the same period of 2021. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period. The number of our average monthly paying members increased significantly from 4.4 million in the first half of 2021 to 7.7 million in the same period of 2022, demonstrating the attractiveness of our premium content library. We expect to further expand our paid membership services by continuing to enhance the quality of our premium content, including professionally generated content and professional user-generated content, and diversifying the spectrum of our premium content library.

Content-commerce solutions revenue was RMB467.2 million for the six months ended June 30, 2022, representing a growth of 42.3% from RMB328.3 million in the same period of 2021. The year-over-year growth was primarily driven by increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued efforts to develop this business line. Formally launched in early 2020, our content-commerce solutions continued to demonstrate strong growth momentum, enabling merchants and brands to create commercial content about their products and services. Content-commerce solutions are seamlessly integrated with our content operations, and, despite the macroeconomic uncertainties, have proven to be a highly effective marketing approach for merchants and brands. We will continue to develop and grow the content-commerce solutions as we further expand our content portfolio.

Vocational training revenue was RMB85.7 million for the six months ended June 30, 2022, compared with RMB9.6 million in the same period of 2021. The year-over-year growth was primarily driven by a more diversified vocational training course offering, as well as the revenue contributions from companies we acquired in the second half of 2021.

Other revenues were RMB78.6 million for the six months ended June 30, 2022, compared with RMB35.3 million in the same period of 2021. The year-over-year increase was primarily attributable to the continued growth in e-commerce services, private label products, and book series offering. Benefiting from our rich content portfolio, we will continue to identify and introduce additional products and services in the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS

COST OF REVENUES

Cost of revenues increased to RMB844.1 million for the six months ended June 30, 2022 from RMB467.4 million in the same period of 2021. The increase was primarily due to an increase in content-related costs, as well as increases in staff costs and cloud services and bandwidth costs. The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30			
	2022		2021	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**408,593**	**25.9**	194,068	17.4
Cloud service and bandwidth costs	**203,447**	**12.9**	150,611	13.5
Staff costs	**110,042**	**7.0**	52,469	4.7
Payment processing costs	**54,447**	**3.4**	30,448	2.7
Others	**67,569**	**4.2**	39,818	3.6
Total	**844,098**	**53.4**	467,414	41.9

GROSS PROFIT AND GROSS MARGIN

Gross profit was RMB735.1 million for the six months ended June 30, 2022, compared with gross profit of RMB649.2 million in the same period of 2021.

Gross margin for the six months ended June 30, 2022 was 46.6%, compared to 58.1% in the same period of 2021. The decrease in gross profit margin is primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING EXPENSES

Total operating expenses were RMB1,844.0 million for the six months ended June 30, 2022, compared with RMB1,342.2 million in the same period of 2021.

Selling and marketing expenses were RMB1,039.0 million for the six months ended June 30, 2022, compared with RMB789.9 million in the same period of 2021. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu's brand recognition.

Research and development expenses were RMB390.1 million for the six months ended June 30, 2022, compared with RMB226.9 million in the same period of 2021. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technology infrastructure and research and development.

General and administrative expenses were RMB414.9 million for the six months ended June 30, 2022, compared with RMB325.4 million in the same period of 2021. The increase was primarily due to an increase in the headcount of general and administrative personnel, as well as the expense related to our dual primary listing on the Hong Kong Stock Exchange.

LOSS FROM OPERATIONS

Loss from operations was RMB1,108.8 million for the six months ended June 30, 2022, compared with RMB693.0 million in the same period of 2021.

NET LOSS

Net loss was RMB1,101.3 million for the six months ended June 30, 2022, compared with RMB645.8 million in the same period of 2021.

ADJUSTED NET LOSS (NON-GAAP)

Adjusted net loss, a non-GAAP financial measure, was RMB811.2 million for the six months ended June 30, 2022, compared with RMB393.9 million in the same period of 2021.

IMPLICATIONS OF EXCHANGE RATE FLUCTUATIONS

We recorded a loss of RMB92.7 million in fair value change of financial instruments for the six months ended June 30, 2022, compared with a gain of RMB10.6 million in the same period of 2021. The loss in the first half of 2022 was primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022.

We recorded an exchange gain of RMB45.0 million for the six months ended June 30, 2022, compared with RMB4.8 million in the same period of 2021, which was primarily due to the appreciation of U.S. dollars against Renminbi.

MANAGEMENT DISCUSSION AND ANALYSIS

We recorded RMB161.0 million of other comprehensive income for the six months ended June 30, 2022, compared with RMB102.2 million of other comprehensive loss in the same period of 2021. Our other comprehensive income/ loss included foreign currency translation adjustments. Such other comprehensive income recorded in the first half of 2022 reflected the increase in balance, expressed in Renminbi, of assets denominated in U.S. dollars held by our overseas subsidiaries whose functional currency is U.S. dollars as U.S. dollars appreciated against Renminbi during the period.

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended June 30, 2022, we have financed our operations primarily through our existing cash and capital resource. Our cash and cash equivalents, term deposits, short-term investments and restricted cash decreased by 4.8% from RMB7.37 billion as of December 31, 2021 to RMB7.02 billion as of June 30, 2022.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	**(515,109)**	(145,708)
Net cash provided by/(used in) investing activities	**805,756**	(3,480,867)
Net cash provided by financing activities	**6,989**	4,863,849
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**76,199**	(96,051)
Net increase in cash, cash equivalents and restricted cash	**373,835**	1,141,223
Cash and cash equivalents at the beginning of the period	**2,157,161**	957,820
Cash, cash equivalents and restricted cash at the end of the period	**2,530,996**	2,099,043

SIGNIFICANT INVESTMENTS

We did not have any significant investments in an investee company with a value of 5% or more of our total assets during the six months ended June 30, 2022.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022.

PLEDGE OF ASSETS

As of June 30, 2022, no property, plant and equipment was pledged.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of June 30, 2022.

GEARING RATIO

As of June 30, 2022, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gains/losses generated from the balances of cash and cash equivalents and term deposits denominated in U.S. dollars. Due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022, we record a loss of fair value change of financial instruments to currency exchange options and forward contracts on our unaudited condensed interim consolidated statement of operations and comprehensive loss. See "– Implications of Exchange Rate Fluctuations."

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

CONTINGENT LIABILITIES

As of June 30, 2022, we did not have any material contingent liabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of June 30, 2022, we had 2,530 full-time employees. The following table sets forth the total number of our employees by function as of June 30, 2022:

Function	Number of Employees	Percentage
Content and Content-Related Operations	692	27.4%
Research and Development	1,022	40.4%
Sales and Marketing	573	22.6%
General Administration	243	9.6%
Total	2,530	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase certain supplemental health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee individual performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our long-term growth and development.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	17,643,235	3.54
	Class B Ordinary Shares	19,211,343	38.52

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 19,211,343 Class A Ordinary Shares to the WVR Beneficiary, representing approximately 5.90% of the total number of issued and outstanding Class A Ordinary Shares.

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

CORPORATE GOVERNANCE

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

After the Listing, we have complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

In light of the amendments to the Corporate Governance Code which came into effect on January 1, 2022 and the additional requirements imposed on the corporate governance reports for the financial year commencing on or after January 1, 2022, the Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code. The Company will report its compliance with the latest version of the Corporate Governance Code in the corporate governance report of the Company for the year ending December 31, 2022.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A ordinary shares were only listed on the Stock Exchange on April 22, 2022, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code since the Listing Date up to the Latest Practicable Date.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen, with Mr. Hanhui Sam Sun (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2022 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Mr. Hanhui Sam Sun and Ms. Hope Ni, with Mr. Hanhui Sam Sun as the chairman of the Compensation Committee.

CORPORATE GOVERNANCE

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code, Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises of three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen, with Ms. Hope Ni being the chairwoman of the Nominating and Corporate Governance Committee.

The following is a summary of work performed by the Nominating and Corporate Governance Committee up to the date of this interim report:

- Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

- Reviewed the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

- Reviewed the remuneration, the terms of engagement of the Company's compliance advisor.

- Reviewed and monitored the management of conflicts of interests between the Group/the Shareholders on one hand and the WVR Beneficiary on the other.

- Reviewed and monitored all risks related to the weighted voting rights structure, including connected transactions between the Group/the Shareholders on one hand and the WVR Beneficiary on the other.

- Reviewed the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the weighted voting rights structure).

- Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

- Reviewed matters covered in Rule 8A.30 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[7]
Mr. Zhou	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	17,643,235 Class A Ordinary Shares[1]	5.75%
	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	19,211,343 Class B Ordinary Shares[1]	100%
Mr. Dahai Li	Interest in controlled corporations	2,779,240 Class A Ordinary Shares[2]	0.91%
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.03%
Mr. Wei Sun	Interest in controlled corporations	2,465,704 Class A Ordinary Shares[4]	0.80%
	Beneficial interest	119,500 Class A Ordinary Shares[5]	0.04%
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[6]	0.003%
Mr. Hanhui Sam Sun	Beneficial interest	10,000 Class A Ordinary Shares[6]	0.003%
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[6]	0.003%

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested the Shares held by MO Holding Ltd.

(2)   Including 1,673,042 Shares held by Ocean Alpha Investment Limited and 1,106,198 Shares held by SEA & SANDRA Global Limited. The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Li. Mr. Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   These Shares are held by Cross Wave Holdings Limited, which is wholly owned by Cross Water Holding Limited. The entire interest in Cross Water Holding Limited is held by a trust that was established by Mr. Wei Sun for the benefit of him and his family. Mr. Sun is therefore deemed to be interested in the Shares held by Cross Wave Holdings Limited.

(5)   These Shares represent the ADSs held by Mr. Wei Sun.

(6)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company.

(7)   The calculation is based on the total number of 306,840,703 Class A Ordinary Shares and 19,227,592 Class B Ordinary Shares in issue as at June 30, 2022.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2022, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[7]	Long position/ Short position
Class A Ordinary Shares				
Dandelion Investment Limited[1]	Beneficial interest	20,457,894	6.67%	Long Position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	3.46%	Long Position
Sogou Technology Hong Kong Limited[1]	Beneficial interest	6,991,039	2.28%	Long Position
Tencent[1]	Interest in controlled corporations	38,066,599	12.42%	Long Position
Innovation Works Development Fund. L.P.[2]	Beneficial interest	17,365,491	5.66%	Long Position
Innovation Works Holdings Limited[2]	Beneficial interest	5,702,558	1.86%	Long Position
Qiming Venture Partners III, L.P. [3]	Beneficial interest	18,851,909	6.15%	Long Position
Qiming Venture Partners III Annex Fund, L.P. [3]	Beneficial interest	3,499,629	1.14%	Long Position
Qiming Managing Directors Fund III. L.P. [3]	Beneficial interest	594,060	0.19%	Long Position
Qiming Corporate GP III, Ltd. [3]	Interest in controlled corporations	22,945,598	7.48%	Long Position
SAIF IV Mobile Apps (BVI) Limited[4]	Beneficial interest	18,032,465	5.88%	Long Position
Cosmic Blue Investments Limited[5]	Beneficial interest	19,975,733	6.52%	Long Position
MO Holding Ltd[6]	Beneficial interest	17,626,986	5.75%	Long Position
Class B Ordinary Shares				
MO Holding Ltd[6]	Beneficial interest	19,211,343	100%	Long Position

OTHER INFORMATION

Notes:

(1)   Dandelion Investment Limited, a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong, are subsidiaries of Tencent (HKEX: 700).

(2)   Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kai-Fu Lee.

(3)   Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(4)   SAIF IV Mobile Apps (BVI) Limited, a company incorporated in the British Virgin Islands, is wholly owned by SAIF Partners IV L.P., which is ultimately controlled by Mr. Andrew Y. Yan, the managing partner of SAIF Partners.

(5)   Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX: 1024).

(6)   MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(7)   The calculation is based on the total number of 306,840,703 Class A Ordinary Shares and 19,227,592 Class B Ordinary Shares in issue as at June 30, 2022.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2022, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

OTHER INFORMATION

<u>Maximum number of Shares.</u> The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

<u>Exercise price.</u> The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

<u>Duration.</u> The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

<u>Outstanding Options and Restricted Shares.</u> As of June 30, 2022, the outstanding Options and Restricted Shares are held by 305 and 490 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan during the six months ended June 30, 2022. None of the grantees is a Director, member of the senior management or connected person of the Company.

						Number of Awards			
							Cancelled/		Outstanding	
					Outstanding	Granted	Lapsed	Exercised	as of	Exercise
Type of	No. of	Dates of	Vesting	as of April 3,	during	during	during	June 30,	price
Awards	Grantees	grant	period	2022[1]	the period	the period	the period	2022	(US$)
Options	305 grantees in aggregate	June 1, 2012 to July 2, 2021	2.25-4 years	9,116,753	–	96,386	1,756,382	7,263,985	0.000125-7.51
Restricted Shares	490 grantees in aggregate	July 2, 2021 to May 6,2022	4 years	2,080,466	2,000,300	585,050	229,075	3,266,641	0.000125-0.01

Note:

(1)   Being the latest practicable date of the Company's Prospectus.

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022, which comply with Chapter 17 of the Listing Rules.

<u>Purpose.</u> The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

<u>Participants.</u> We may grant awards to directors, consultants, and employees of our company.

OTHER INFORMATION

Scheme limit. The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Awards in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Awards in the form of Restricted Share Units (the "**Restricted Share Unit Grant Limit**").

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Duration. Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Outstanding Awards. As of June 30, 2022, no Awards have been granted under the 2022 Plan.

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the Stock Exchange at the cost of the Company and will be held by Kastle Limited as the trustee (the "**Trustee**") on trust for participants under the 2022 Plan before vesting. From July 6, 2022 till the Latest Practicable Date, 178,800 Shares were purchased by the Trustee at a price ranging from HK$18.6 to HK$27.2 per Share pursuant to the rules and trust deed, funded by the Company's internal resources.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended June 30, 2022 and up to the Latest Practicable Date, the Company repurchased a total of 1,830,950 Class A Ordinary Shares (the "**Repurchased Shares**") of the Company, comprising 46,100 Repurchased Shares on the Stock Exchange at an aggregate consideration of HK$1,332,270 and 1,784,850 Repurchased Shares on the New York Stock Exchange at an aggregate consideration of US$5,835,660. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price paid per share Highest	Lowest	Aggregate Consideration
June 2022	46,100 on the Stock Exchange	HK$30	HK$27.6	HK$1,332,270
	229,450 on the New York Stock Exchange	US$3.96	US$3.61	US$872,964
July 2022	1,555,400 on the New York Stock Exchange	US$3.72	US$2.74	US$4,962,696

As of the Latest Practicable Date, the number of Class A Ordinary Shares in issue was reduced by 275,550 shares as a result of the cancellation of the Repurchased Shares on July 27, 2022. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the WVR Beneficiary simultaneously reduced his Shares carrying WVR in the Company proportionately by way of converting his 16,249 Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on July 27, 2022, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the six months ended June 30, 2022 and up to the Latest Practicable Date.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

For the six months ended June 30, 2022, changes in the information of Directors and senior management of the Company are set out as below:

On May 16, 2022, Mr. Peng Jiatong resigned as the non-executive Director of the Company.

On May 16, 2022, Mr. Chen Dingjia was appointed as the non-executive Director of the Company.

Save as disclosed in this interim report, as of the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

OTHER INFORMATION

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On April 22, 2022, our Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The Company did not receive net proceeds from the Global Offering. The Selling Shareholders (as defined in the Prospectus) received all the net proceeds of the Global Offering.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date.

EVENTS AFTER JUNE 30, 2022

Save as disclosed in this interim report, there was no significant event that might affect the Group after June 30, 2022, and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2022 were approved and authorised for issue by the Board on August 30, 2022.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 30 to 89, which comprises the condensed interim consolidated balance sheet of Zhihu Inc. (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2022 and the condensed interim consolidated statement of operations and comprehensive loss, the condensed interim consolidated statement of changes in shareholders' equity/(deficit) and the condensed interim consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTER

The comparative information for the condensed interim consolidated balance sheet is based on the audited financial statements as at 31 December 2021. The comparative information for the condensed interim consolidated statement of operations and comprehensive loss, changes in shareholders' equity/(deficit) and cash flows, and related explanatory notes, for the six-month period ended 30 June 2021 has not been audited or reviewed.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 30, 2022

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(f)	2,249,117	2,157,161
Restricted cash	2(f)	281,879	–
Term deposits	2(g)	935,569	2,815,509
Short-term investments	6	2,664,610	2,239,596
Trade receivables	4	832,216	831,628
Amounts due from related parties	21	39,229	18,196
Prepayments and other current assets	5	187,380	272,075
Total current assets		**7,190,000**	8,334,165
Non-current assets:			
Property and equipment, net	7	8,155	9,865
Intangible assets, net	8	57,863	68,308
Goodwill	9	73,663	73,663
Long-term investments		12,383	19,127
Term deposits	2(g)	885,905	159,393
Right-of-use assets	10	123,035	126,512
Other non-current assets		14,132	14,132
Total non-current assets		**1,175,136**	471,000
Total assets		**8,365,136**	8,805,165
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB295,911 and RMB382,161 as of December 31, 2021 and June 30, 2022, respectively)			
Accounts payable and accrued liabilities	11	1,213,206	1,026,534
Salary and welfare payables		244,600	313,676
Taxes payable		35,479	66,184
Contract liabilities	13	269,932	239,757
Amounts due to related parties	21	84,174	83,591
Short-term lease liabilities	10	51,586	40,525
Other current liabilities	12	216,551	127,447
Total current liabilities		**2,115,528**	1,897,714

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB26,158 and RMB20,023 as of December 31, 2021 and June 30, 2022, respectively)			
Long-term lease liabilities	10	**66,849**	82,133
Deferred tax liabilities		**12,830**	14,030
Other non-current liabilities	9	**84,324**	73,139
Total non-current liabilities		**164,003**	169,302
Total liabilities		**2,279,531**	2,067,016
Commitments and contingencies	19		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,500,000,000 and 1,550,000,000 shares authorized as of December 31, 2021 and June 30, 2022 respectively; 279,835,705 and 299,194,954 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	14	**235**	226
Class B Ordinary shares (US$0.000125 par value, 50,000,000 shares authorized as of December 31, 2021 and June 30, 2022 respectively; 19,227,592 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	14	**15**	15
Treasury stock	18	**(7,065)**	–
Additional paid-in capital		**13,636,989**	13,350,347
Accumulated other comprehensive loss		**(178,141)**	(339,118)
Accumulated deficit		**(7,382,120)**	(6,280,816)
Total Zhihu Inc.'s shareholders' equity		**6,069,913**	6,730,654
Non-controlling interests		**15,692**	7,495
Total shareholders' equity		**6,085,605**	6,738,149
Total liabilities and shareholders' equity		**8,365,136**	8,805,165

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2022 RMB	2021 RMB
Revenues (including transactions with related parties of RMB18,561 and RMB30,334 for the six months ended June 30, 2021 and 2022, respectively)	22	**1,579,243**	1,116,638
Cost of revenues (including transactions with related parties of RMB60,739 and RMB87,399 for the six months ended June 30, 2021 and 2022, respectively)	2(l)	**(844,098)**	(467,414)
Gross profit		**735,145**	649,224
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB68,848 and RMB36,050 for the six months ended June 30, 2021 and 2022, respectively)	2(m)	**(1,038,960)**	(789,862)
Research and development expenses	2(o)	**(390,107)**	(226,922)
General and administrative expenses	2(n)	**(414,922)**	(325,439)
Total operating expenses		**(1,843,989)**	(1,342,223)
Loss from operations		**(1,108,844)**	(692,999)
Other income/(expenses):			
Investment income		**41,320**	21,453
Interest income		**19,835**	11,578
Fair value change of financial instruments		**(92,744)**	10,610
Exchange gains		**44,971**	4,765
Others, net		**2,931**	933
Loss before income tax		**(1,092,531)**	(643,660)
Income tax expense		**(8,773)**	(2,117)
Net loss		**(1,101,304)**	(645,777)
Accretions of convertible redeemable preferred shares to redemption value	15	**–**	(170,585)
Net loss attributable to Zhihu Inc.'s shareholders		**(1,101,304)**	(816,362)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2022	2021
		RMB	RMB
Net loss		**(1,101,304)**	(645,777)
Other comprehensive income/(loss):			
Foreign currency translation adjustments		**160,977**	(102,156)
Total other comprehensive income/(loss)		**160,977**	(102,156)
Total comprehensive loss		**(940,327)**	(747,933)
Accretions of convertible redeemable preferred shares to redemption value	15	**–**	(170,585)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(940,327)**	(918,518)
Net loss per share, basic and diluted	17	**(3.62)**	(4.45)
Weighted average number of ordinary shares, basic and diluted	17	**303,843,801**	183,518,197
Share-based compensation expenses included in:			
Cost of revenues	16	**8,609**	4,581
Selling and marketing expenses	16	**12,668**	9,417
Research and development expenses	16	**30,064**	10,317
General and administrative expenses	16	**235,163**	227,557

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total shareholders' equity
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		277,733,814	226	19,227,592	15	–	–	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss		–	–	–	–	–	–	–	–	(1,101,304)	–	(1,101,304)
Share-based compensation expenses	16	–	–	–	–	–	–	278,307			8,197	286,504
Foreign currency translation adjustment		–	–	–	–	–	–	–	160,977	–	–	160,977
Repurchase of shares		–	–	–	–	(275,550)	(7,065)	–	–	–	–	(7,065)
Proceeds/receivables in relation to share options		–	–	–	–	–	–	8,344	–	–	–	8,344
Exercise of share options and restricted shares		10,877,684	9	–	–	–	–	(9)	–	–	–	–
Balance as of June 30, 2022		288,611,498	235	19,227,592	15	(275,550)	(7,065)	13,636,989	(178,141)	(7,382,120)	15,692	6,085,605

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares Shares	Class A ordinary shares Amount RMB	Class B ordinary shares Shares	Class B ordinary shares Amount RMB	Additional paid-in capital RMB	Accumulated other comprehensive loss RMB	Accumulated deficit RMB	Total shareholders' equity/(deficit) RMB
Balance as of December 31, 2020		**40,080,478**	**31**	**19,227,592**	**15**	**–**	**(195,928)**	**(4,948,593)**	**(5,144,475)**
Net loss		–	–	–	–	–	–	(645,777)	(645,777)
Share-based compensation expenses	16	–	–	–	–	251,872	–	–	251,872
Foreign currency translation adjustment		–	–	–	–	–	(102,156)	–	(102,156)
Accretions of convertible redeemable preferred shares to redemption value	15	–	–	–	–	(137,242)		(33,343)	(170,585)
Proceeds/receivables in relation to share options		–	–	–	–	10,558	–	–	10,558
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost		40,787,844	33	–	–	4,853,260	–	–	4,853,293
Conversion of convertible redeemable preferred shares into Class A shares upon the completion of IPO	15	180,336,722	148	–	–	8,061,785	–	–	8,061,933
Exercise of share options and restricted shares		1,187,320	1	–	–	(1)	–	–	–
Balance as of June 30, 2021		**262,392,364**	**213**	**19,227,592**	**15**	**13,040,232**	**(298,084)**	**(5,627,713)**	**7,114,663**

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2022 RMB	2021 RMB
Cash flows from operating activities:			
Net loss		**(1,101,304)**	(645,777)
Depreciation of property and equipment and amortization of intangible assets	7, 8	**12,429**	8,850
Share-based compensation expenses	16	**286,504**	251,872
Accrued investment income of short-term investments		**(4,644)**	3,694
Deferred income tax		**(1,200)**	–
Provision of allowance for expected credit losses		**19,326**	3,293
Gain on disposal of property and equipment		**(90)**	–
Impairment of long-term investments		**7,752**	–
Fair value change of financial instruments		**92,744**	(10,610)
Changes in operating assets and liabilities:			
Trade receivables		**(67,431)**	(84,790)
Prepayments and other current assets		**79,378**	(23,252)
Right-of-use assets		**3,477**	(79,904)
Other non-current assets		**–**	772
Accounts payable and accrued liabilities		**234,081**	252,572
Contract liabilities		**27,359**	41,657
Amounts due from/to related parties		**(20,691)**	(13,208)
Taxes payable		**(30,719)**	22,463
Salary and welfare payables		**(69,076)**	16,767
Other current liabilities		**21,219**	35,754
Lease liabilities		**(4,223)**	74,139
Net cash used in operating activities		**(515,109)**	(145,708)
Cash flows from investing activities:			
Cash paid for long-term investments		**–**	(19,380)
Purchases of short-term investments		**(6,404,990)**	(1,725,000)
Proceeds of maturities of short-term investments		**5,984,620**	1,456,592
Purchases of term deposits		**(1,739,569)**	(4,290,167)
Proceeds from withdrawal of term deposits		**2,977,570**	1,083,657
Purchases of property and equipment		**(294)**	(2,429)
Acquisition of subsidiaries, net of cash acquired		**(19,782)**	–
Proceeds from foreign exchange options		**8,078**	15,860
Proceeds from disposal of property and equipment		**123**	–
Net cash provided by/(used in) investing activities		**805,756**	(3,480,867)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2022 ***RMB***	2021 *RMB*
Cash flows from financing activities:			
Proceeds received from employees in relation to share options		**14,054**	10,556
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	14	**–**	4,853,293
Payments for repurchase of treasury shares		**(7,065)**	–
Net cash provided by financing activities		**6,989**	4,863,849
Effect of exchange rate changes on cash, cash equivalents and restricted cash		**76,199**	(96,051)
Net increase in cash, cash equivalents and restricted cash		**373,835**	1,141,223
Cash and cash equivalents at beginning of the period		**2,157,161**	957,820
Cash, cash equivalents and restricted cash at end of the period		**2,530,996**	2,099,043
Supplemental schedule of non-cash investing and financing activities:			
Accretions of convertible redeemable preferred shares to redemption value	15	**–**	170,585

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)   Principal activities

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

As of June 30, 2022, the Company's major subsidiaries, VIEs and VIE's subsidiary are as follows:

	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
Major Subsidiaries			
Zhihu Technology (HK) Limited	Hong Kong, 2011	100%	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	100%	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	100%	Information and marketing service
Shanghai Zhishi Commercial Consulting Co., Ltd.	PRC, 2021	55%	Consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, 2021	55%	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	100%	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	100%	Information transmission, software and information technology service in the PRC

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(a) Principal activities (continued)

	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
VIEs			
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	100%	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	55%	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, 2021	55%	Vocational training
VIE's subsidiary			
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	100%	Audio-Visual Permit holder in the PRC

(b) VIE arrangements between the Company's PRC subsidiaries

As of June 30, 2022, the Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Commercial Consulting Co., Ltd and Shanghai Paya Information Technology Co., Ltd. ("WFOEs"), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd. and Shanghai Biban Network Technology Co., Ltd. ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, WFOEs are considered the primary beneficiary of the VIEs, and the financial results of operations, assets and liabilities of the VIEs were included in the Group's unaudited condensed interim consolidated financial information.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

(i)   *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreement. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. **ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)**

    (b) **VIE arrangements between the Company's PRC subsidiaries (continued)**

    (i) *Contracts that give the Company effective control of the VIEs (Continued)*

    Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

    (ii) *Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs*

    Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. VIEs have incurred RMB149.9 million, and RMB231.5 million service fee to the WFOEs for the six months ended June 30, 2021 and 2022, respectively. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) *Risks in relation to VIE structure*

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

If the Group are found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

- shut down all or part of the Group's websites or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through their equity interests in their subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

The following unaudited condensed interim consolidated financial information of the Group's VIEs and their subsidiaries as of December 31, 2021 and June 30, 2022 was included in the accompanying unaudited condensed interim consolidated financial information of the Group as follows (in thousands):

	As of June 30, 2022 *RMB*	As of December 31, 2021 *RMB*
Current assets:		
Cash and cash equivalents	**74,943**	59,313
Short-term investments	**608,495**	434,505
Trade receivables	**73,267**	58,282
Amounts due from related parties	**30,575**	15,713
Prepayments and other current assets	**66,270**	50,753
Non-current assets:		
Property and equipment, net	**443**	557
Intangible assets, net	**55,895**	66,186
Goodwill	**73,663**	73,663
Right-of-use assets	**6,084**	5,878
Other non-current assets	**243**	243
Total assets	**989,878**	765,093
Current liabilities:		
Accounts payable and accrued liabilities	**165,260**	120,057
Salary and welfare payables	**2,399**	2,473
Taxes payable	**2,704**	2,508
Contract liabilities	**169,360**	130,420
Amounts due to related parties	**574,981**	436,714
Short-term lease liabilities	**3,175**	1,613
Other current liabilities	**22,713**	22,537
Non-current liabilities:		
Long-term lease liabilities	**1,570**	3,689
Deferred tax liabilities	**12,830**	14,030
Other non-current liabilities	**5,623**	8,439
Total liabilities	**960,615**	742,480

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Revenues	**618,315**	311,875
Cost of revenues	**(499,741)**	(298,061)
Gross profit	**118,574**	13,814
Selling and marketing expenses	**(101,985)**	(13,920)
Research and development expenses	**(2,976)**	(2,506)
General and administrative expenses	**(20,409)**	(1,518)
Total operating expenses	**(125,370)**	(17,944)
Loss from operations	**(6,796)**	(4,130)
Other income/(expenses):		
Investment income	**8,185**	2,108
Interest income	**629**	114
Exchange gains	**14**	–
Others, net	**(251)**	1,027
Income/(loss) before income tax expense	**1,781**	(881)
Income tax expense	**(3,508)**	(2,043)
Net loss	**(1,727)**	(2,924)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Net cash generated from operating activities	**189,000**	177,773
Purchases of short-term investments	**(1,295,490)**	(295,000)
Proceeds of maturities of short-term investments	**1,122,120**	190,000
Net cash used in investing activities	**(173,370)**	(105,000)
Net increase in cash, cash equivalents and restricted cash	**15,630**	72,773
Cash and cash equivalents at beginning of the period	**59,313**	86,487
Cash, cash equivalents and restricted cash at end of the period	**74,943**	159,260

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.8 million and RMB22.8 million as of December 31, 2021 and June 30, 2022, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c)   Liquidity

The Group incurred net losses of RMB645.8 million and RMB1,101.3 million for the six months ended June 30, 2021 and 2022, respectively. Net cash used in operating activities was RMB145.7 million and RMB515.1 million for the six months ended June 30, 2021 and 2022, respectively. Accumulated deficit was RMB6,280.8 million and RMB7,382.1 million as of December 31, 2021 and June 30, 2022. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2021, and June 30, 2022, the Group had RMB2,157.2 million and RMB2,249.1 million of cash and cash equivalents, RMB2,974.9 million and RMB1,821.5 million of term deposits and RMB2,239.6 million and RMB2,664.6 million of short-term investments, respectively. As of December 31, 2021, and June 30, 2022, the Group had RMB6,436.5 million and RMB5,074.5 million of net current assets respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the unaudited condensed interim consolidated financial information. The Group's unaudited condensed interim consolidated financial information has been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021. The condensed interim consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2021 and for the year ended December 31, 2021.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial information includes the financial information of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to assessment for the determination of the fair value of convertible redeemable preferred shares valuation, recognition of share-based compensation expenses and purchase price allocation in relation to acquisition.

(d) Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

- Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Fair value measurements (continued)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/ to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities. As of December 31, 2021 and June 30, 2022, the carrying values of cash and cash equivalents, restricted cash, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities are approximated to their respective fair values, due to their short-term nature.

(f)   Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash mainly represents the secured deposits held in designated bank accounts for financial instruments.

(g)   Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the periods presented.

(h)   Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the unaudited condensed interim consolidated statement of operations and comprehensive loss as Investment income in other income/(expense).

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Current expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Group adopted ASC Topic 326 on January 1, 2019 and several associated ASUs using a modified retrospective approach which did not have a material impact to the Group's consolidated financial statements as of January 1, 2019.

The Group's trade receivables and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the interim financial information.

The Group's trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded RMB3.3 million and RMB19.3 million in expected credit loss expense for the six months ended June 30, 2021 and 2022, respectively.

(j)   Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group's balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments. For the six months ended June 30, 2021 and 2022, RMB10.6 million of fair value gain and RMB78.7 million of fair value loss were recorded in Fair value change of financial instruments, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the balance sheet as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to customer. Contract assets as of June 30, 2022 were not material.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (continued)

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers membership service which provides subscription members' access right to premium content. Membership periods range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the six months ended June 30, 2021 and 2022.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the six months ended June 30, 2021 and 2022 and treated as a reduction of revenue upon usage of coupon.

Advertising services

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launch screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charge display-based advertisements by cost-per-mille ("CPM") model and cost-per-day ("CPD") model, and primarily charge performance-based advertisements by cost-by-click ("CPC") model and CPM model.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (continued)

Content-commerce solutions services

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

For advertising and content-commerce solutions, the Group recognizes revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of advertising and content-commerce solutions are summarized as below:

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with advertisers. A qualified display is defined as the appearance of an advertisement, where advertisement meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for advertising services or content- commerce solutions services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition (continued)

Vocational Training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from the e-commerce services and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

(l) Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost and other direct costs related to the operation of business. These costs are charged to the unaudited condensed interim consolidated statement of operations and comprehensive loss as incurred.

(m) Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments.

(n) General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses and rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

(p)   Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Option Plan" or the "Plan". The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 16.

Prior to the completion of the IPO, the Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

The fair value of options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Net loss per share

Net loss per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company's convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(r) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 18 for details.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)   Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

(t)   Dividends

Dividends are recognized when declared. No dividends were declared or paid for the six months ended June 30, 2022.

(u)   Recently adopted accounting pronouncement

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Group adopted ASU 2021-04 effective January 1, 2022. ASU 2021-04 did not have a material impact on disclosures in the Group's unaudited condensed interim consolidated financial information.

(v)   Recently issued accounting pronouncement not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its unaudited condensed interim consolidated financial information.

NOTES TO THE INTERIM FINANCIAL INFORMATION

3.   CONCENTRATIONS AND RISKS

(a)   Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021. The depreciation of the RMB against the US$ was approximately 5% in the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)   Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of June 30, 2022, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No one customer represented greater than 10% of the Group's total revenues in the six months of 2022.

There was one customer account for greater than 10% of the Group's trade receivables as of June 30, 2022.

There were no suppliers which represented more than 10% of the Group's total purchases for the six months ended June 30, 2022, and no supplier accounted for greater than 10% of the Group's accounts payable as of June 30, 2022.

(c)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB2,821.1 million and RMB3,317.5 million as of December 31, 2021 and June 30, 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE INTERIM FINANCIAL INFORMATION

4.   **TRADE RECEIVABLES**

Trade receivables consisted of (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Trade receivables, gross	910,246	890,223
Provision of allowance for expected credit losses	(78,030)	(58,595)
Trade receivables, net	832,216	831,628

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
0-3 months	351,675	495,638
3-6 months	170,527	219,410
6-12 months	298,572	124,725
Over 1 year	89,472	50,450
Trade receivables, gross	910,246	890,223

NOTES TO THE INTERIM FINANCIAL INFORMATION

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Deductible input value-added tax	30,136	29,567
Prepayment for promotion and advertising expense and other operation expenses	58,338	70,628
Receivables related to exercise of employee options	18,577	94,264
Prepaid content cost	36,002	35,204
Interest income receivable	7,935	15,303
Rental and other deposits	24,189	19,336
Others	12,203	7,773
Total	187,380	272,075

6.   SHORT-TERM INVESTMENTS

As of June 30, 2022, the Group's short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The following is a summary of short-term investments (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Structured deposits	303,221	230,993
Wealth management products	2,361,389	2,008,603
Total	2,664,610	2,239,596

During the six months ended June 30, 2021 and 2022, the Group recorded investment income related to short-term investments of RMB21.5 million and RMB41.3 million in the unaudited condensed interim consolidated statement of operations and comprehensive loss, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

7.   PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Electronic equipment	15,203	15,443
Office equipment and furniture	7,294	7,209
Leasehold improvement	13,784	13,700
Total	36,281	36,352
Less: Accumulated depreciation	(28,126)	(26,487)
Net book value	8,155	9,865

Depreciation expense was RMB3.2 million and RMB2.0 million for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

8.   **INTANGIBLE ASSETS, NET**

The following is a summary of intangible assets, net (in thousands):

	As of June 30, 2022		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	3,083	(1,115)	1,968
License	54,904	(50,330)	4,574
Content	31,500	(6,300)	25,200
Brand name	25,000	(2,200)	22,800
Technology	4,000	(680)	3,320
Others	9	(8)	1
Total	118,496	(60,633)	57,863

	As of December 31, 2021		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	3,083	(961)	2,122
License	54,904	(44,839)	10,065
Content	31,500	(3,150)	28,350
Brand name	25,000	(950)	24,050
Technology	4,000	(280)	3,720
Others	9	(8)	1
Total	118,496	(50,188)	68,308

Amortization expense was RMB5.6 million and RMB10.4 million for the six months ended June 30, 2021 and 2022, respectively. No impairment charge was recognized for any of the periods presented.

NOTES TO THE INTERIM FINANCIAL INFORMATION

9.   BUSINESS COMBINATION

Prez Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the "Pinzhi"), is a vocational training provider which mainly focuses on Chartered Financial Analyst and Certified Public Accountant examinations in the PRC. In July 2021, the Group acquired 55% equity interest in Pinzhi for an aggregate purchase price of RMB83.9 million, comprising cash and contingent consideration. Contingent consideration is subject to Pinzhi's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in unaudited condensed interim consolidated balance sheet. The remaining 45% shares held by the founder is subject to a 5 years' service period. That is, if the founder left the Company within 5 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

Yincheng Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the "Papa"), is a vocational training provider which mainly focuses on vocational language exam preparation courses under the Papa brand. In November 2021, the Group acquired 55% of the equity interest in Papa at an aggregate purchase price of RMB35.6 million, comprising cash consideration, contingent consideration at fair value, and a direct capital injection. Contingent consideration is subject to Papa's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in unaudited condensed interim consolidated balance sheet. The remaining 45% shares held by the founder is subject to a 6 years' service period. That is, if the founder left the Company within 6 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Pinzhi and the Company as well as Papa and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

NOTES TO THE INTERIM FINANCIAL INFORMATION

10.   LEASES

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2021, and June 30, 2022, the Group recorded right-of-use assets of approximately RMB126.5 million and RMB123.0 million and lease liabilities of approximately RMB122.7 million and RMB118.4 million, respectively, for operating leases as a leasee.

Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Cash payments for operating leases	29,655	17,882
Right-of-use assets obtained in exchange for operating lease liabilities	21,363	94,023

Future lease payments under operating leases as of June 30, 2022 were as follows (in thousands):

	As of June 30, 2022 RMB
Remainder of 2022	27,062
2023	54,423
2024	41,693
2025	778
Total future lease payments	123,956
Less: imputed interest	(5,521)
Total lease liabilities	118,435

NOTES TO THE INTERIM FINANCIAL INFORMATION

10.   LEASES (CONTINUED)

The weighted-average remaining lease term was 2.95 years and 2.48 years as of December 31, 2021 and June 30, 2022, respectively.

The weighted-average discount rates used to determine the operating lease liability as of December 31, 2021 and June 30, 2022 was 4.75% and 4.75% per annum, respectively.

Operating lease expenses for the six months ended June 30, 2021 and 2022 was RMB15.9 million, and RMB27.1 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the six months ended June 30, 2021 and 2022 were RMB0.3 million and RMB0.5 million, respectively.

No lease contract was early terminated for the year ended December 31, 2021 and for the six months ended June 30, 2022.

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
0-3 months	1,073,077	981,953
3-6 months	121,624	43,664
6-12 months	17,844	253
Over 1 year	661	664
Total	1,213,206	1,026,534

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on invoice date and the amounts of accrued liabilities were categorized as 0-3 months.

NOTES TO THE INTERIM FINANCIAL INFORMATION

12. OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2021 and June 30, 2022 (in thousands):

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Payable of deposits	23,741	28,234
Accrued VAT tax payable	51,525	52,675
Payable to the users	14,438	13,434
Payable of employee benefit	4,786	5,993
Consideration payable for acquisition	–	18,936
Derivative instruments	86,821	–
Payables to the selling shareholders related to the Company's listed on the Main Board of the Hong Kong Stock Exchange	25,768	–
Others	9,472	8,175
Total	216,551	127,447

13. CONTRACT LIABILITIES

Contract liabilities relate to the payments received for advertising services, paid content services and content-commerce solutions in advance of revenue recognition. The increase in contract liabilities over the year presented was a result of the increase in consideration received from the Group's customer, which was in line with the growth of revenues in advertising service, content-commerce solutions and paid membership service. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB123.2 million and RMB213.1 million for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

14. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4,838.2 million) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorised shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15. PREFERRED SHARES

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, "Preferred Shares").

Series of Preferred Shares	Date of issuance	Total number of shares issued	Consideration per share
			US$
Series A	08/11/2011	37,858,584	0.26
Series B	05/05/2014	25,164,697	0.93
Series C	21/09/2015	27,935,316	2.17
Series D	08/12/2016	22,334,525	4.63
Series D1	22/03/2017	6,947,330	5.04
Series E	26/07/2018, 14/09/2018	27,267,380	9.89
Series F	07/08/2019	34,677,872[i]	12.52
Total		182,185,704	

(i)   Including 11,985,440 Series F preferred shares legally issued in December 2020 upon the exercise of the warrant as discussed in Accounting of Preferred Shares section in this note.

The key terms of the preferred shares are as follows:

Conversion rights

Unless converted earlier pursuant to the provisions with respect to automatic conversion as set out below, preferred shares shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Class A ordinary shares at an initial conversion ratio of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time for (a) share splits and combination, (b) ordinary share dividends and distributions, (c) reorganizations, mergers, consolidations, reclassifications, exchanges, substitution, (d) dilutive issuance.

Each Preferred Shares shall automatically be converted, based on the then-effective conversion price, without the payment of any additional consideration, into fully-paid and non-assessable Class A ordinary shares upon the earlier of (i) the consummation of the qualified initial public offering ("Qualified IPO"), or (ii) the date specified by the written consent of the majority Preferred Shareholders of each Preferred Shares.

Qualified IPO means a closing of an IPO on a stock exchange reasonably accepted to the majority Preferred Shareholders with the company's market capitalization, immediately after the offering of at least US$4 billion.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15. PREFERRED SHARES (CONTINUED)

Redemption rights

The shareholders of preferred shares may request redemption of all or any part of the then outstanding shares held, at any time after the occurrence of (i) if a Qualified IPO or a trade sale is not consummated within forty-two month period after the closing of Series F financing, or (ii) any Preferred Shares are required to be redeemed by any preferred shareholder after the closing of Series F financing, or iii) if there has been any change that does not allow or materially restricts the company to effectively control its structured entities as defined in Note 2 (b), or (iv) the occurrence of a material breach of the transaction documents by any of the Group, founders, co-founders and other parties specified in the transaction documents during the forty-two month period after the closing of Series F financing. The commencement date of term (i) mentioned above was originally five-year period after the issuance date of each preferred share and modified to forty-two-month period after the closing of Series F financing.

The redemption price of each share to be redeemed shall equal to (i) 150% of each series stated issue price, plus (ii) any accrued but unpaid dividends on such share, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

Voting rights

Each Preferred Shares has voting rights equivalent to the number of Class A ordinary shares into which such Preferred Shares could be then convertible.

Dividend rights

Each preferred shareholder shall be entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis, only when, as and if declared at the sole discretion of the Board and duly approved. The distribution sequence should be in the following order: Series F preferred shareholders, Series E preferred shareholders, Series D and/or Series D1 preferred shareholders, Series C preferred shareholders, Series B preferred shareholders, Series A preferred shareholders, ordinary shareholders.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets and funds of the Company legally available for distribution to the shareholders shall be distributed to shareholders in the following manner and order:

Each preferred shareholder shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous preferred shares and ordinary shares, the amount equal to one hundred percent (100%) of the original issue price on each preferred share, plus all declared but unpaid dividends thereon up to the date of liquidation or otherwise agreed in the transaction documents. The liquidation preference amount will be paid to the Preferred Shareholders in the following order: first to holders of Series F Preferred Shares, second to holders of Series E Preferred Shares, third to holders of Series D/D1 Preferred Shares, forth to holders of Series C Preferred Shares, fifth to holders of Series B Preferred Shares and lastly to holders of Series A Preferred Shares. After distributing or paying in full the liquidation preference amount to all of the Preferred Shareholders, the remaining assets of the Company available for distribution, if any, shall distributed to the holders of ordinary shares and the Preferred Shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than aggregate liquidation preference amounts payable to the holders of a particular series of Preferred Shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding Preferred Shares of that series.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15.   PREFERRED SHARES (CONTINUED)

Accounting of Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the unaudited condensed interim consolidated balance sheet as they are contingently redeemable at the options of the holders. In addition, the Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, Series D, Series D1, Series E Preferred Shares and Series F Preferred Shares were RMB0.5 million, RMB0.5 million, RMB0.8 million, RMB6.1 million, RMB2.2 million, RMB35.0 million and RMB27.0 million, respectively.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company's ordinary shares determined by the Company taking into account independent valuations.

Pursuant to laws applicable to PRC entities incorporated in the PRC, PRC investors should complete its statutory filings and foreign exchange registrations for outbound investment, before such PRC entities can legally own offshore investments or equity interests in offshore entities. As such, all PRC shareholders of Zhihu Inc. must complete their relevant registrations and statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly any share of the Company, which is incorporated under the laws of the Cayman Islands. Certain Preferred Shareholder who made full payment of the purchase consideration holds warrant and one Preferred Share in the Company to reflect such holder's rights, obligations, and interests in the Company as if such holder were holding all Preferred Shares of the Company issuable upon exercise of the warrant before such holder completes its necessary registration for outbound investment to exercise its warrant to purchase Preferred Shares of the Company. This was a transitional arrangement pending completion of necessary registration process by such holder. Once such holder completes the necessary registration for outbound investment, such holder is required to exercise the warrant immediately. Accordingly, the one Preferred Share was accounted for and represented based on the terms on all Preferred Shares of the Company issuable upon exercise of the warrant. Concurrently, the Group entered into a foreign exchange forward contract with the investor. The Group accounts for the foreign exchange forward contract and the warrant as derivative asset (included in other current assets), which was measured at fair value with the changes in the fair value recorded within other income/(expenses) in the unaudited condensed interim consolidated statement of operations and comprehensive loss. The holder of the warrant has completed the relevant registration and filing and exercised the warrant in December 2020. The underlying Preferred Shares have been legally issued and the derivative asset has been settled at the foreign exchange rate of US$1.00 = RMB6.53 accordingly.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15. PREFERRED SHARES (CONTINUED)

Accounting of Preferred Shares (continued)

Upon the completion of the IPO in March 2021, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

The Company's preferred shares activities for the six months ended June 30, 2021, is summarized below (in thousands, except number of shares):

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series D1 Preferred Shares		Series E Preferred Shares		Series F Preferred Shares		Mezzanine Equity	
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Total number of shares	Total Amount RMB
Balance as of December 31, 2020	36,009,602	89,551	25,164,697	220,403	27,935,316	556,552	22,334,525	943,841	6,947,330	315,239	27,267,380	2,244,966	34,677,872	3,520,796	180,336,722	7,891,348
Accretion to Preferred Shares redemption value	–	–	–	–	–	3,524	–	12,390	–	4,634	–	51,967	–	98,070	–	170,585
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(36,009,602)	(89,551)	(25,164,697)	(220,403)	(27,935,316)	(560,076)	(22,334,525)	(956,231)	(6,947,330)	(319,873)	(27,267,380)	(2,296,933)	(34,677,872)	(3,618,866)	(180,336,722)	(8,061,933)
Balance as of June 30, 2021	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

NOTES TO THE INTERIM FINANCIAL INFORMATION

16. SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is 39,128,194 Class A ordinary shares, an aggregate number of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of option, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares. As of June 30, 2022, no awards have been granted under the 2022 Incentive Plan.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months or vested in equal yearly installments over the following three years.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

NOTES TO THE INTERIM FINANCIAL INFORMATION

16. **SHARE-BASED COMPENSATION (CONTINUED)**

As of June 30, 2022, total unrecognized compensation expenses under the 2012 Incentive Plans granted after 2013 were US$35.6 million, which is expected to be recognized over a weighted average period of 2.57 years. Compensation expenses related to options granted during 2012 and 2013 with a performance condition of an IPO were RMB6.3 million, for which the service condition had been met and were recognized when the performance target of an IPO was achieved in March 2021. In addition, the 7,567,730 Class A ordinary shares options granted to Mr. Yuan Zhou in December 2020 was approved by the board of directors to be fully vested on March 30, 2022, and the remaining unrecognized share-based expenses of approximately RMB153 million was recognized immediately.

Share options activities

The following table presents a summary of the Company's options activities for the six months ended June 30, 2021 and 2022:

	Number of options in thousands	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2021	35,860	0.84	7.33
Granted	1,178	0.07	
Forfeited	(423)	4.63	
Exercise	(1,213)	1.63	
Outstanding as of June 30, 2021	35,402	0.73	6.93
Outstanding as of January 1, 2022	**21,184**	**1.10**	**6.39**
Granted	**–**	**–**	
Forfeited	**(429)**	**4.43**	
Exercised	**(10,584)**	**0.37**	
Outstanding as of June 30, 2022	**10,171**	**1.71**	**5.30**
Exercisable as of June 30, 2022	**6,325**	**1.93**	**3.67**

The weighted-average fair value of granted share options was US$10.1 million and nil for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

16. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activities for the six months ended June 30, 2021 and 2022:

	Number of restricted shares in thousands	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2021	91	2.90
Granted	100	17.97
Vested	(56)	2.59
Unvested as of June 30, 2021	135	14.11
Unvested as of January 1, 2022	1,481	22.22
Grant	12,236	5.33
Vested	(241)	22.84
Forfeited	(588)	14.93
Unvested as of June 30, 2022	12,888	6.50

As of June 30, 2022, the weighted average remaining contractual life of outstanding restricted shares is 9.72 years.

The total expenses recognized in profit or loss in respect of the share-based compensation under for the Plan were RMB251.9 million and RMB278.3 million for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

17. NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the six months ended June 30, 2021 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Six Months Ended June 30,	
	2022	2021
Numerator (RMB in thousands):		
Net loss	**(1,101,304)**	(645,777)
Accretions of preferred shares to redemption value	**–**	(170,585)
Net loss attributable to ordinary shareholders	**(1,101,304)**	(816,362)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**303,843,801**	183,518,197
Weighted average number of ordinary shares outstanding, diluted	**303,843,801**	183,518,197
Net loss per share, basic (RMB)	**(3.62)**	(4.45)
Net loss per share, diluted (RMB)	**(3.62)**	(4.45)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2022	2021
Share options	**7,309,039**	22,861,690

NOTES TO THE INTERIM FINANCIAL INFORMATION

18. TREASURY STOCK

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months.

As of June 30, 2022, the Company has repurchased a total of 275,550 Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$1.1 million. In July 2022, the Company has repurchased a total of 1,555,400 Class A ordinary shares on the New York Stock Exchange for a consideration of US$5.0 million. As at the date of this report, the number of Class A Ordinary Shares in issue was reduced by 275,550 shares as a result of the cancellation of the repurchased shares on July 27, 2022.

19. COMMITMENTS AND CONTINGENCIES

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of June 30, 2022 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and June 30, 2022.

20. FAIR VALUE MEASUREMENT

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities.

NOTES TO THE INTERIM FINANCIAL INFORMATION

20. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and June 30, 2022.

Items	Fair value as of June 30, 2022	Fair value measurement at reporting date using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	**2,664,610**	**–**	**2,664,610**	**–**
Liabilities				
Derivative instruments	**86,821**	**–**	**86,821**	**–**

Items	Fair value as of December 31, 2021	Fair value measurement at reporting date using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	2,239,596	–	2,239,596	–

As of June 30, 2022, the Group's short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. The foreign exchange options are financial products issued by commercial banks linked to forward exchange rates, Fair values are estimated by the Group using market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

NOTES TO THE INTERIM FINANCIAL INFORMATION

21. RELATED PARTY TRANSACTIONS

During the years presented, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	Shareholder of the Company
Baidu, Inc. and its subsidiaries (the "Baidu Group")	Shareholder of the Company
Kuaishou Technology and its subsidiary (the "Kuaishou Group")	Shareholder of the Company

(a) Significant transactions with related parties
(All amounts in thousands)

	For the Six Months Ended June 30,	
	2022	2021
	RMB	RMB
Purchasing service from related parties		
Tencent Group[(i)]	**70,737**	50,253
Baidu Group[(ii)]	**47,431**	79,334
Kuaishou Group	**5,281**	–
Total	**123,449**	129,587
Providing service to related parties[(iii)]		
Tencent Group	**7,217**	6,134
Baidu Group	**15,117**	9,423
Kuaishou Group	**8,000**	3,004
Total	**30,334**	18,561

(i)   Service purchased from Tencent Group primarily related to cloud and bandwidth services.

(ii)   Service purchased from Baidu Group primarily related to marketing services and cloud and bandwidth services.

(iii)   Service provided to related parties mainly referred to advertising service provided to Tencent Group, Baidu Group and Kuaishou Group.

NOTES TO THE INTERIM FINANCIAL INFORMATION

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Balances with related parties
(All amounts in thousands)

	As of June 30, 2022 RMB	As of December 31, 2021 RMB
Amount due from related parties		
Tencent Group	**20,256**	8,763
Baidu Group	**14,531**	6,435
Kuaishou Group	**4,442**	2,998
Total	**39,229**	18,196
Amount due to related parties		
Tencent Group	**77,933**	67,370
Baidu Group	**3,550**	14,581
Kuaishou Group	**2,691**	1,640
Total	**84,174**	83,591

The transactions and balances with related parties are all trade in nature.

NOTES TO THE INTERIM FINANCIAL INFORMATION

22. SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. Key revenues streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2022 ***RMB***	2021 *RMB*
Advertising service	**454,914**	462,002
Paid membership service	**492,838**	281,444
Content-commerce solutions	**467,241**	328,276
Vocational Training	**85,671**	9,635
Others	**78,579**	35,281
Total revenues	**1,579,243**	1,116,638

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

23. SUBSEQUENT EVENT

The Group evaluated subsequent events through August 30, 2022, there was no subsequent event which had a material impact on the Group.

Interim Report 2022 83

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Interim Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the financial information prepared under U.S. GAAP and IFRS are as follows (in thousands):

	Six months ended June 30, 2022			
Unaudited condensed interim consolidated Statement of Operations and Comprehensive Loss	**Amounts as reported under US GAAP**	**IFRS adjustments**		**Amounts as reported under IFRS**
		Operating leases (Note (c))	**Share-based compensation (Note (d))**	
	RMB	***RMB***	***RMB***	***RMB***
Cost of revenues	**(844,098)**	**–**	**3,172**	**(840,926)**
Selling and marketing expenses	**(1,038,960)**	**–**	**404**	**(1,038,556)**
Research and development expenses	**(390,107)**	**–**	**114**	**(389,993)**
General and administrative expenses	**(414,922)**	**1,911**	**170**	**(412,841)**
Finance cost	**–**	**(2,913)**	**–**	**(2,913)**
Net loss	**(1,101,304)**	**(1,002)**	**3,860**	**(1,098,446)**
Net loss attributable to Zhihu Inc.'s shareholders	**(1,101,304)**	**(1,002)**	**3,860**	**(1,098,446)**

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Six months ended June 30, 2021

Unaudited condensed interim consolidated Statement of Operations and Comprehensive Loss	Amounts as reported under US GAAP RMB	IFRS adjustments				Amounts as reported under IFRS RMB
		Classification and measurement of preferred shares (Note (a)) RMB	Issuance costs (Note (b)) RMB	Operating leases (Note (c)) RMB	Share-based compensation (Note (d)) RMB	
Cost of revenues	(467,414)	–	–	–	(1,046)	(468,460)
Selling and marketing expenses	(789,862)	–	–	–	(67)	(789,929)
Research and development expenses	(226,922)	–	–	–	4,653	(222,269)
General and administrative expenses	(325,439)	–	(27,728)	1,067	437	(351,663)
Fair value change of financial instrument	10,610	(7,674,581)	–	–	–	(7,663,971)
Finance cost	–	–	–	(1,797)	–	(1,797)
Net loss	(645,777)	(7,674,581)	(27,728)	(730)	3,977	(8,344,839)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	170,585	–	–	–	–
Net loss attributable to Zhihu Inc.'s shareholders	(816,362)	(7,503,996)	(27,728)	(730)	3,977	(8,344,839)
Other comprehensive loss:						
Foreign currency translation adjustments	(102,156)	(180,922)	–	–	–	(283,078)
Convertible redeemable preferred shares' fair value change due to own credit risk	(170,585)	(87,727)	–	–	–	(258,312)

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Unaudited condensed interim consolidated Balance Sheet

As of June 30, 2022

	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Classification and measurement of preferred shares (Note (a))	Issuance costs (Note (b))	Operating leases (Note (c))	Share-based compensation (Note (d))	
	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	123,035	–	–	(2,814)	–	120,221
Total assets	8,365,136	–	–	(2,814)	–	8,362,322
Additional paid-in capital	13,636,989	14,962,843	99,760	–	(2,186)	28,697,406
Accumulated other comprehensive loss	(178,141)	497,575	(1,639)	–	–	317,795
Accumulated deficit	(7,382,120)	(15,460,418)	(98,121)	(2,814)	2,186	(22,941,287)
Total shareholders' equity	6,085,605	–	–	(2,814)	–	6,082,791

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As of December 31, 2021

Unaudited condensed interim consolidated Balance Sheet

	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Classification and measurement of preferred shares (Note (a))	Issuance costs (Note (b))	Operating leases (Note (c))	Share-based compensation (Note (d))	
	RMB	RMB	RMB	RMB	RMB	RMB
Prepayments and other current assets	272,075	–	(21,874)	–	–	250,201
Right-of-use assets	126,512	–	–	(1,812)	–	124,700
Total assets	8,805,165	–	(21,874)	(1,812)	–	8,781,479
Additional paid-in capital	13,350,347	14,962,843	99,760	–	1,674	28,414,624
Accumulated other comprehensive loss	(339,118)	497,575	(1,639)	–	–	156,818
Accumulated deficit	(6,280,816)	(15,460,418)	(119,995)	(1,812)	(1,674)	(21,864,715)
Total shareholders' equity	6,738,149	–	(21,874)	(1,812)	–	6,714,463

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

Due to the difference in classification of preferred shares under U.S. GAAP and IFRS, the reconciliation includes the decrease of accretions of RMB170.6 million and nil in the unaudited condensed interim consolidated statement of operations and comprehensive loss for the six months ended June 30, 2021 and 2022, respectively and also increase in additional paid-in capital of RMB506.3 million and RMB506.3 million and decrease in accumulated deficit, for the accretion impact that exhausted the additional paid-in capital, of RMB1,206.8 million and RMB1,206.8 million in the unaudited condensed interim consolidated balance sheet as of December 31, 2021 and June 30, 2022, respectively.

In regard of the classification of financial liability under IFRS, the reconciliation includes the fair value loss of the convertible redeemable preferred shares of RMB7,674.6 million and nil in profit or loss and the fair value change that is attributable to changes in the credit risk of the convertible redeemable preferred shares of RMB87.7 million and nil in the other comprehensive income/(loss) in the unaudited condensed interim consolidated statement of operations and comprehensive loss for each of the six months ended June 30, 2021 and 2022, respectively.

In addition, the mezzanine equity under U.S. GAAP was translated at historical exchange rates while the financial liability under IFRS was translated at the exchange rates on the balance sheet dates. Thus, the reconciliation includes the currency translation differences of RMB180.9 million and nil in the other comprehensive income/(loss) in the unaudited condensed interim consolidated statement of operations and comprehensive loss for each of the six months ended June 30, 2021 and 2022, respectively.

All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, there was no convertible redeemable preferred shares as of June 30, 2022.

Before January 1, 2019, the Company repurchased certain Preferred Shares. Under U.S. GAAP, the difference between the repurchase price and the carrying value of those preferred shares was recorded against additional paid-in capital. Under IFRS, the accounting impact in relation to the repurchasing preferred shares was included in the accumulated deficit.

Accordingly, the reconciliation includes an increase of RMB99.3 million and RMB99.3 million in additional paid-in capital and increase of RMB46.6 million and RMB46.6 million in accumulated deficit as of December 31, 2021 and June 30, 2022, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(b) Issuance costs

(i) Issuance cost in relation to IPO

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the unaudited condensed interim consolidated statement of operations and comprehensive loss of RMB27.7 million and nil for each of the six months ended June 30, 2021 and 2022, respectively, in relation to the issuance costs incurred during the initial public offering and listing of the Company's ADSs in the United States in March 2021.

The reconciliation also includes a decrease of prepayments and other current assets of RMB21.9 million and nil, an increase of additional paid-in capital of RMB27.7 million and RMB27.7 million, and difference in accumulated deficit of RMB49.6 million and RMB27.7 million as of December 31, 2021 and June 30, 2022, respectively.

(ii) Issuance cost in relation to issuance of Preferred Shares

Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Accordingly, the reconciliation includes an increase of RMB70.4 million and RMB70.4 million in accumulated deficit and an increase of RMB72.0 million and RMB72.0 million in additional paid-in capital as of December 31, 2021 and June 30, 2022, respectively.

(c) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

NOTES TO THE INTERIM FINANCIAL INFORMATION

24.   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)   **Operating leases (continued)**

Accordingly, the reconciliation includes a decrease in general and administrative expenses of RMB1.1 million and RMB1.9 million and increase in finance cost of RMB1.8 million and RMB2.9 million for each of the six months ended June 30, 2021 and 2022, respectively.

The reconciliation also includes a difference of both right-of-use assets and accumulated deficit of RMB1.8 million and RMB2.8 million as of December 31, 2021 and June 30, 2022, respectively.

(d)   **Share-based compensation**

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the IPO. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, when an award is conditional on an IPO occurring with service condition at the same time, but employee service up to the IPO date is not required, the IPO condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The share-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.

For the awards which are conditional on an IPO occurring, the required service period was completed before January 1, 2019. Thus, the corresponding share-based compensation expenses for these awards were recognized in the accumulated deficit as of January 1, 2019 under IFRS. Therefore, the reconciliation includes a decrease in cost of revenues and operating expenses of RMB6.3 million and nil for each of the six months ended June 30, 2021 and 2022, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB5.6 million and RMB5.6 million as of December 31, 2021 and June 30, 2022, respectively.

In relation to the difference of the forfeitures of share options and restricted shares granted under U.S. GAAP and IFRS, the reconciliation includes an increase in cost of revenues and operating expenses of RMB2.3 million and a decrease in cost of revenues and operating expenses of RMB3.9 million for each of the six months ended June 30, 2021 and 2022, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB7.1 million and RMB3.4 million as of December 31, 2021 and June 30, 2022, respectively.

DEFINITIONS

"Articles of Association"	the articles of association of the Company, as amended from time to time
"Biban Entities"	Shanghai Yinzhen Information Technology Co., Ltd., Shanghai Yinzi Information Technology Co., Ltd., Shanghai Yincheng Information Technology Co., Ltd., Shanghai Yinlu Information Technology Co., Ltd., Shanghai Yinjia Information Technology Co., Ltd., Shanghai Yinxi Information Technology Co., Ltd., Shanghai Yinqian Information Technology Co., Ltd., Shanghai Yinhao Information Technology Co., Ltd., Shanghai Pa Ya Information Technology Co., Ltd., and Chongqing Paya Education Technology Co., Ltd.
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Zhihu Inc. 知乎 (formerly known as "Zhihu Technology Limited"), a company with limited liability incorporated in the Cayman Islands on May 17, 2011
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules
"Director(s)"	the director(s) of our Company
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"GAAP"	generally accepted accounting principles

DEFINITIONS

"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	August 31, 2022
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Mr. Zhou"	Mr. Yuan Zhou
"Prospectus"	the prospectus of the Company dated April 11, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"Reporting Period"	the six months ended June 30, 2022

DEFINITIONS

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2012 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent